Exhibit 99.1

Theratechnologies Announces Agreement in Principle with Marathon to Amend Some of the Terms and Conditions of its Loan Facility

•	Removal of Minimum Liquidity Covenant of US$30 Million if F8 Formulation of Tesamorelin is Not Approved by the FDA by March 31, 2024

•	Minimum Liquidity Covenant to Decrease Over Time to a Minimum of US$15 million from US$20 Million Based on Attainment of Targeted Adjusted EBITDA

•	Quarterly Revenue Target To Be replaced by an Adjusted EBITDA Target

•	Deletion of Prohibition to Have a Going Concern Note in the Annual Report of the Company’s Auditors

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 16, 2021 to its short form base shelf prospectus dated December 14, 2021.

Montreal, Canada – September 25, 2023 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it has reached an agreement in principle to amend some of the terms and conditions of its credit agreement dated July 20, 2022, as amended from time to time (the “Loan Facility”), with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”).

The Company and Marathon agreed in principle to make the following amendments to the terms and conditions of the Loan Facility:

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to remove the obligation to maintain at all times liquidity in the amount of US$30 million if the F8 formulation of tesamorelin is not approved by the United States Food and Drug Administration (“FDA”) by March 31, 2024;

•	to decrease the minimum liquidity requirements over time to a minimum of US$15 million from US$20 million based on targeted last twelve months adjusted EBITDA;

•	to move to an adjusted EBITDA-based target from a quarterly revenue-based target beginning with the quarter ending November 30, 2023; and

•	to delete from the Loan Facility the prohibition for the Company to have a going concern explanatory paragraph in the annual report of the independent registered public accounting firm of the Company.

In consideration of the proposed amendments, the Company has agreed to (i) pay an amount equal to US$600,000, or 100 basis points calculated on the funded debt as of this day (US$60 million), over the term of the loan and added to the outstanding loan as payment in kind; and (ii) reprice the exercise price of the common share purchase warrants (the “Warrants”) held by Marathon to US$2.30 per share from US$5.80 per share. Following the share consolidation completed on July 31, 2023, the exercise of four Warrants is required to purchase 1 common share of Theratechnologies, resulting in a maximum issuance of 1,250,000 common shares. The Warrants can be exercised until February 27, 2030.

The repricing of the Warrants is conditional upon the approval of the Toronto Stock Exchange and the final terms of these amendments, including the definition of “adjusted EBITDA”, remain subject to the completion of all the legal documentation to the satisfaction of both the Company and Marathon.

The amendments to the Loan Facility are expected to be executed on or about October 10, 2023.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding changes to the terms and conditions of our Loan Facility expected to be reflected in a final binding agreement with Marathon and the impact such changes are expected to have, including on our ability to reach our key financial objectives and in particular the objective of reporting a positive “Adjusted EBITDA” by the end of our current fiscal year. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the Forward-Looking Statements include that: the Company will be able to finalize the legal documentation giving effect to the agreement in principal relating to the changes to the terms and conditions of our Loan Facility with Marathon, sales of our products will continue to grow in the United States, no event will occur that would adversely impact the “Adjusted EBITDA”, and we will not breach any of the terms and conditions of the credit agreement. Forward-Looking Statements are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, those related to or arising from: a delay in the finalization of the legal documentation giving effect to the agreement in principal relating to the changes to the terms and conditions of our Loan Facility with Marathon or the inability to finalize such documentation, non-compliance by the Company with the terms and conditions of the credit agreement; a change in regulations; product recalls; unanticipated chargebacks and rebates having an adverse impact on net revenues and the “Adjusted EBITDA”. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings for additional risks involved in our business. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor Inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

Media Inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

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